EXHIBIT 77D/77Q1
                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective February 28, 2003, the Board of Trustees of Forum Funds amended the non-fundamental policies of Fountainhead Special Value Fund to permit the fund to invest in companies with market capitalizations between $250 million and $8.5 billion at the time of their purchase.